SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 25 March, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 25 March 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 25 March 2014

ING to pay EUR 1.225 billion to Dutch State on 31 March 2014

ING announced today that it has notified the Dutch State of its intention to pay EUR 1.225 billion on 31 March 2014. This payment is EUR 100 million higher than originally scheduled in the amended EC Restructuring Plan as announced on 19 November 2012. The payment includes a EUR 817 million repayment of core Tier 1 securities and EUR 408 million in premiums and interest. After this payment the total amount paid to the Dutch State will be EUR 12.5 billion, including EUR 9.3 billion in principal and EUR 3.2 billion in interest and premiums.

“Next week’s payment of EUR 1.225 billion to the Dutch State will bring ING another step closer to full repayment of the EUR 10 billion support we received from the Dutch State during the financial crisis” said Ralph Hamers, CEO of ING Group. “With this payment we will have paid the Dutch State over EUR 12.5 billion in principal, interest and premiums and we intend to make our final payment ultimately in May of next year, resulting in a total annualised overall return for the Dutch state of 12.5%”.

The payment of EUR 1.225 billion is the third tranche of a series of 4 tranches that are part of the aforementioned EC Restructuring Plan. This payment will include the approximate capital gain from exchange offers as announced on 15 November 2013 as well as the net financial benefit of the call of the USD 2 billion 8.5% Hybrid Tier 1 and the call of the EUR 1.5 billion 8% Hybrid Tier 1 which were announced in November 2013 and March 2014 respectively, together totalling EUR 100 million. The fourth and final tranche, which will be paid ultimately in May 2015, will amount to EUR 1.025 billion, including EUR 683 million in principal and EUR 342 million in interest and premiums, therefore the total amount of repayments to the Dutch State, totalling EUR 13.5 billion remains unchanged.

The payment of EUR 1.225 billion, which has been approved by the Dutch Central Bank, will be funded by a dividend to be upstreamed from ING Bank to ING Group. The capital ratios of ING Bank remain strong. The dividend will lead to a reduction of the Bank’s core Tier 1 ratio of approximately 40 basis points.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 25 March 2014